M

02022416 TATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

VF 5-16-02

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ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC MAIL RECEIVED PROCESSING MAY 14 2002 WASH. D.C. 154 SECTION

SEC FILE NUMBER
8- 50635

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Tradescape LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

135 E 57th St
(No. and Street)

NY (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Nicholas Yau 646 521 4357
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Fulvio & Associates LLP ATTN: John Fulvio, CPA
(Name — *if individual, state last, first, middle name*)

60 E 42nd St (Address) NY (City) NY (State) 10165 (Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 23 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Nicholas A. Yau, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TRADESCAPE LLC, as of December 31, 19 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

FIN OP

Title

ULISES A. MARMOL
Notary Public, State Of New York
No. 01MA6057089
Qualified In Queens County
Commission Expires April 9, 20 03

Notary Public

This report** contains (check all applicable boxes):

- ☐ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TRADESCAPE CORP

www.tradescape.com
135 East 57th Street
New York, NY 10022

SEC MAIL PROCESSING
RECEIVED
MAY 14 2002
WASH. D.C. 154 SECTION

Attn: Robyn Bifone
NASD Regulations, Inc.,
1 liberty Plaza – 47th Floor
NY, NY 10006
RE: SEC File number: 8-50635

May 13, 2002

TO WHOM IT MAY CONCERN:

Please note that there is no material difference in accordance with the page 7 of the 2001 Tradescape LLC audited financial statements.

Please find attached form X-17A5 per requested.

Yours truly,

Nicholas A. Yau
Controller, Finop

C.C.: Division of Market Regulation
SEC – Washington DC

SEC – New York Regional Office

NASD – Rockville MD

NASD REGULATION
An NASD Company

May 1, 2002

Mr. Nick Yau
Tradescape Securities, LLC
30 Broad Street, 38th Floor
New York, New York 10004

Dear Mr. Yau:

On March 21, 2002, your firm was notified by District 10 NASD Regulation that the December 31, 2001 annual filing of audited financial statements made pursuant to Securities and Exchange Commission (SEC) Rule 17a-5(d) (the Rule) appeared to be deficient. The audit did not appear to contain the following:

1. A Reconciliation, including appropriate explanations, of the audited Computation of Net Capital and the broker-dealer's corresponding Unaudited Part II or Part IIA, if material differences existed; or

   If no material differences existed, a statement so stating.

Therefore, your submission cannot be considered to comply with the requirements of the Rule. The text of the Rule is reproduced in the *NASD Manual* under the section titled *SEC Rules & Regulation T,* and we suggest that you review it with your independent accountant.

Pursuant to the provisions of NASD Rule 8210, we request that you immediately send one copy of the items listed above to this office and to the SEC regional or district office, and two copies to the SEC Washington, D.C. office. Your submissions must include a new completed Part III Facing Page, a copy of which is enclosed for your convenience.

Please respond to this matter by May 15, 2002. If you have any questions, please contact the undersigned, at (212) 858-4232.

Sincerely,

Robyn Bifone

Robyn Bifone
Senior Compliance Examiner

Enclosure

cc: Ramona Lopez, Securities and Exchange Commission

TRADESCAPE L.L.C.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2001

Credits:	
Member's Capital	$ 240,240
Debits:	
Loan Receivable	27,914
Investments	13,000
Total Debits	40,914
Net capital before haircuts on securities position	$ 199,326
Haircuts on securities positions	-
Net Capital	199,326
Minimum Net Capital Requirement	5,000
Excess Net Capital	$ 194,326

Reconciliation with Company's computation (included in Part IIA of form X-17a-5 as of December 31, 2001)

Net Capital as Reported in Company's Part IIA (Unaudited)	$ 204,201
Nonallowable Assets Reported as Allowable	(13,000)
Net capital before haircuts	$ 191,201
Haircuts on securities positions – corrected	8,125
Net Capital Per above	$ 199,326